FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of September 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Regarding the Status of Own Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on September 3, 2012, in Kyoto, Japan

Notice Regarding the Status of Own Share Repurchase

(Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Companies Act of Japan)

Nidec Corporation (NYSE: NJ) (the “Company”) today announced the status of the Company’s own share repurchase under its ongoing repurchase plan resolved at a meeting of the Board of Directors held on June 9, 2012, pursuant to Article 459, Paragraph 1, Item 1 of the Companies Act of Japan.

Details are as follows:

Details of Share Repurchase

1. Period of own share repurchase: From August 1, 2012 through August 31, 2012

2. Class of shares: Common stock

3. Number of own shares repurchased: 0 shares

4. Total repurchase amount: 0 yen

Note: The above repurchase information has been prepared on the basis of execution date.

Reference

A) The following details were resolved by the Company’s Board of Directors on February 5, 2012

and June 9, 2012:

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 5,000,000 shares

(3.45% of total number of shares issued)

3. Total repurchase amount: Up to 40 billion yen

4. Period of repurchase: From February 7, 2012 through February 6, 2013

B) The accumulative number of own shares repurchased until August 31, 2012, pursuant to the Board of Directors resolution above:

1. Accumulative number of own shares repurchased: 3,970,100 shares

2. Total accumulative repurchase amount: 25,186,422,000 yen

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